SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 16, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications launches a new brand named "Partner"

PARTNER COMMUNICATIONS LAUNCHES A NEW BRAND
NAMED "PARTNER"

ROSH HA'AYIN, Israel, February 16, 2016 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today the launch of a new brand named "Partner" under which the Company will provide most of its products and services and will continue the process of establishing Partner as a comprehensive telecommunications company in the market.

The Company's CEO, Mr. Isaac Benbenisti stated: "After an intensive strategic process, the Company is embarking on a new and advanced path towards its goal of evolving into a comprehensive digital telecommunications group, led by the Partner brand. Partner will continue to adapt to the telecommunication market changes in the consumer and technology aspects, in order to provide added value to its customers".

Partner's Chairman of the Board of Directors, Mr. Adam Chesnoff stated: "We are excited to launch the new brand and to present the Company’s new vision. The Company will continue to leverage its core assets, the network in which it invested and continues to invest throughout the years of its business, quality service, its employees and customers."

For further information please see the Company's press releases and immediate reports (on Form 6-K) dated January 5, 2016 at:

 http://www.sec.gov/Archives/edgar/data/1096691/000117891316003871/0001178913-16-003871-index.htm or: http://maya.tase.co.il/bursa/report.asp?report_cd=1013069

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner: http://www.partner.co.il/en/Investors-Relations/lobby

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 16, 2016